Filed pursuant to Rule 424(b)(3)
Registration No. 333-262720
PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated May 6, 2022)
Energy Vault Holdings, Inc.
Up to 111,151,176 Shares of Common Stock
5,166,666 Warrants to Purchase
Common Stock
This prospectus supplement supplements the prospectus dated May 6, 2022, as previously supplemented (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-262720). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 1, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 9,583,256 shares of our common stock, $0.0001 par value per share (“Common Stock”), issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”) and up to 5,166,666 shares of our Common Stock issuable upon exercise of private placement warrants issued to our Founders (as defined in the Prospectus) (the “Private Warrants”). The Prospectus and this prospectus supplement also relate to the resale from time to time, upon the expiration of lock-up agreements, by (i) the selling stockholders named in the Prospectus or their permitted transferees of up to 96,401,254 shares of our Common Stock and (ii) the selling holders of Private Warrants.
Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “NRGV” and “NRGV WS,” respectively. On June 30, 2022, the closing price of our Common Stock was $10.02 per share and the closing price for our Public Warrants was $1.51 per warrant.
We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.
INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 9 OF THE PROSPECTUS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or the Prospectus or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is July 1, 2022.

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
 Date of Report (Date Earliest Event Reported): July 1, 2022

Energy Vault Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39982	85-3230987
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

4360 Park Terrace Drive
Suite 100
Westlake Village, California 91361
(Address of Principal Executive Offices) (Zip Code)

(Registrant’s telephone number, including area code): (805) 852-0000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	NRGV	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	NRGV WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01.	Other Events
On July 1, 2022, Energy Vault Holdings, Inc. (the “Company”) delivered a Notice of Redemption (the “Notice of Redemption”) calling for the redemption (the “Redemption”) of all of its outstanding public warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share, that were issued under the Warrant Agreement, dated February 3, 2021 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company (“CST”), as warrant agent, as part of the units sold in the Company’s initial public offering, and that remain outstanding following 5:00 p.m. New York City time on August 1, 2022, for a redemption price of $0.10 per public warrant.
Warrants to purchase common stock that were issued under the Warrant Agreement in a private placement simultaneously with the closing of the Company’s initial public offering and warrants issued as part of an intended merger agreement, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses, which are still held by the holders thereof or their permitted transferees, are not subject to the Redemption.
A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
On July 1, 2022, the Company issued a press release announcing the Redemption. A copy of the press release is filed as Exhibit 99.2 hereto and is incorporated herein by reference.
None of this Current Report on Form 8-K, the Notice of Redemption attached hereto as Exhibit 99.1 or the press release attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and none shall constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01.	Financial Statements and Exhibits
(d) Exhibits

Exhibit No.	Description
99.1	Notice of Redemption, dated July 1, 2022
99.2	Press release, dated July 1, 2022

SIGNATURES
 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY VAULT HOLDINGS, INC.

By:	/s/ Josh McMorrow
Name: Josh McMorrow
Title: Chief Legal Officer

Date: July 1, 2022

Exhibit 99.1
July 1, 2022
NOTICE OF REDEMPTION OF CERTAIN
WARRANTS (CUSIP 29280W 117)
Dear Warrant Holder,
Energy Vault Holdings, Inc. (formerly known as Novus Capital Corporation II, and hereinafter referred to as the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on August 1, 2022 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated February 3, 2021 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (the “Warrant Agent”), as part of the units sold in the Company’s initial public offering (the “IPO”) for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). Warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants”) and still held by the initial holders thereof or their permitted transferees are not subject to this notice of redemption.
Under the terms of the Warrant Agreement, the Company is entitled to redeem not less than all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if (i) the last reported sales price of the Common Stock reported has been at least $10.00 per share, on the trading day prior to the date on which this notice of redemption is given and (ii) there is an effective registration statement covering the shares of Common Stock issuable upon the exercise of the Warrants, and a current prospectus relating thereto, available throughout the Redemption Period (as such term is defined in the Warrant Agreement). At the direction of the Company, the Information Agent has delivered a notice of redemption to each of the registered holders of the outstanding Public Warrants.
The Public Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Common Stock underlying such warrants.
•Cash Exercise: Holders may continue to exercise Public Warrants and receive Common Stock in exchange for payment in cash of the $11.50 per warrant exercise price.
•Cashless Exercise: Alternatively, a holder may elect to exercise their Public Warrants on a “cashless basis” (the “Make-Whole Exercise”) and surrender Public Warrants for a certain number of shares of Common Stock that is determined by reference to the table set forth in Section 6.2 of the Warrant Agreement based on the Redemption Date and the average last reported sale price (the “Fair Market Value”) of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which this notice of redemption is sent to holders of Public Warrants. In no event will the number of shares of Common Stock issued in connection with an exercise on a cashless basis exceed 0.361 shares of Common Stock per Public Warrant. By virtue of the cashless Make-Whole Exercise of the Warrants, exercising warrant holders will receive 0.2526 of a share of Common Stock for each Warrant surrendered for exercise. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

The Public Warrants and the Common Stock are listed on the New York Stock Exchange (the “NYSE”) under the symbols “NRGV WS” and “NRGV,” respectively. On June 30, 2022, the closing price of the Public Warrants was $1.51 and the closing price of the Common Stock was $10.02. At 5:00 p.m. New York City time on the Redemption Date, the Public Warrants will cease trading on the NYSE.
TERMS OF REDEMPTION; CESSATION OF RIGHTS
The rights of the Public Warrant holders to exercise their Public Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Public Warrants will have no rights with respect to those warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants. Please note that the act of exercising is VOLUNTARY, meaning that holders of Warrants must instruct their broker to submit the Warrants for exercise.
The Company is exercising this right to redeem the Public Warrants pursuant to Section 6.2 of the Warrant Agreement. Pursuant to Section 6.2 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if (i) the last reported sales price of the Common Stock reported has been at least $10.00 per share, on the trading day prior to the date on which this notice of redemption is given and (ii) there is an effective registration statement covering the shares of Common Stock issuable upon the exercise of the Warrants, and a current prospectus relating thereto, available throughout the Redemption Period.
The last reported sales price of the Common Stock was over $10.00 per share on June 30, 2022 (which is the trading day prior to the date on which this notice of redemption is given).
EXERCISE PROCEDURE
Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Common Stock. Payment upon exercise of the Public Warrants may be made, at the option of the holders thereof, either (i) in cash, at the Cash Exercise Price or (ii) on a “cashless basis” in which the exercising holder will receive a number of shares of Common Stock to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the Fair Market Value. In no event will the Public Warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Common Stock per Warrant. By virtue of the cashless Make-Whole Exercise of the Warrants, exercising warrant holders will receive 0.2526 of a share of Common Stock for each Warrant surrendered for exercise. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.
Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.
Those who hold their Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants since the process to exercise is VOLUNTARY.
Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending (1) the warrant certificate representing the Public Warrants being exercised (a “Warrant Certificate”), (2) a fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Public Warrants being exercised and whether such Public Warrants are being exercised on a cash or cashless basis, and (3) if exercised for cash, payment in full of the Cash Exercise Price via wire transfer or other method of payment permitted by the Warrant Agreement to the Warrant Agent at:
Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department
The method of delivery of the Public Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.
The Warrant Certificate, the fully and properly completed Election to Purchase and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver the Warrant Certificate, a fully and properly completed Election to Purchase or, if the applicable Warrants are exercised for cash, the payment in full of the Cash Exercise Price before such time will result in such holder’s Public Warrants being redeemed and not exercised.
WARRANTS HELD IN STREET NAME
For holders of Public Warrants who hold their Public Warrants in “street name,” broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on August 3, 2022, to deliver the Public Warrants to the Warrant Agent provided that a Notice of Guaranteed Delivery and, in the case of a cash exercise, payment in full of the Cash Exercise Price, is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Any such Public Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or, in the case of a cash exercise, without the payment in full of the Cash Exercise Price will be deemed to have been delivered for redemption (at $0.10 per Public Warrant), and not for exercise.
PROSPECTUS
A prospectus covering the Common Stock issuable upon the exercise of the Public Warrants is included in a registration statement (Registration No. 333- 262720 ) initially filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 and originally declared effective by the SEC on May 6, 2022. The SEC maintains an Internet website that contains a copy of this prospectus. The address of that site is www.sec.gov. Alternatively, you can obtain a copy of the prospectus from our investor relations website at https://www.energyvault.com/.
REDEMPTION PROCEDURE
Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Public Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Public Warrants.

ADDITIONAL INFORMATION
You can receive additional information regarding the exercise or redemption of your Public Warrants by contacting Morrow Sodali LLC (the “Information Agent”), the Company’s information agent for the redemption of the Public Warrants, at:
Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Call toll free 1-800-662-5200
Email nrgv@info.morrowsodali.com
*********************************

Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent or the Information Agent at their respective addresses set forth above.
Sincerely,
Energy Vault Holdings, Inc.
/s/ David Hitchcock
David Hitchcock
Interim Chief Financial Officer

Annex A
ENERGY VAULT HOLDINGS, INC.
ELECTION TO PURCHASE

CHECK ONE BOX BELOW AND COMPLETE THE CORRESPONDING PARAGRAPH
    The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive shares of Common Stock and herewith tenders payment for such shares of Common Stock to the order of Novus Capital Corporation II (the “Company”) in the amount of $ in accordance with the terms hereof. The undersigned requests that a certificate for such shares of Common Stock be registered in the name of , whose address is and that such shares of Common Stock be delivered to whose address is . If said number of shares of Common Stock is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Common Stock be registered in the name of , whose address is , and that such Warrant Certificate be delivered to , whose address is .
    The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement set forth in Section 6.2 thereof, to receive shares of Common Stock. If said number of shares of Common Stock is less than all of the shares of Common Stock purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Common Stock be registered in the name of , whose address is , and that such Warrant Certificate be delivered to , whose address is .
The warrants to purchase shares of Common Stock (each, a “Warrant”) have been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement, dated February 3, 2021 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company (“CST”), as warrant agent. Pursuant to the terms of the Warrant Agreement, each whole Warrant is exercisable for one fully paid and non-assessable share of Common Stock. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the redemption date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

[Signature Page Follows]

Exhibit 99.2
Energy Vault Announces Redemption of Public Warrants
LUGANO, Switzerland & WESTLAKE VILLAGE, Calif., July 1, 2022 – Energy Vault Holdings, Inc. (NYSE: NRGV) (“Energy Vault” or the “Company”), a leader in sustainable, grid-scale energy storage solutions, today announced that the Company will redeem all of its publicly traded warrants to purchase shares of Energy Vault’s Class A common stock, par value $0.0001 per share (the “Common Stock”), that remain outstanding at 5:00 pm New York City time on Monday, August 1, 2022 (the “Redemption Date”), for a redemption price of $0.10 per warrant (the “Redemption Price”).
Energy Vault has directed its warrant agent, Continental Stock Transfer & Trust Company (the “Warrant Agent”) or its authorized information agent, to deliver a notice of redemption (the “Notice of Redemption”) to the registered holders of outstanding warrants pursuant to the Warrant Agreement, dated as of February 3, 2021 (the “Warrant Agreement”), by and between Energy Vault (f/k/a Novus Capital Corp. II) and the Warrant Agent (as defined therein). Under the Warrant Agreement, Energy Vault is entitled to redeem its public warrants at a redemption price of $0.10 per warrant if the last sale price of the Common Stock equals or exceeds $10.00 per share on the trading day before the Company sends the notice of redemption (the “Stock Price Condition”), among other conditions.
The stock price condition was satisfied on June 30, 2022, the day before the Notice of Redemption is being sent to warrant holders. Warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with Energy Vault’s initial public offering and still held by the initial holders thereof or their permitted transferees are not subject to the Notice of Redemption.
Exercise Procedures and Deadline for Warrant Exercise
Warrant holders may continue to exercise their warrants to purchase shares of Common Stock until immediately before 5:00 p.m. New York City time on the Redemption Date. Holders may exercise their warrants and receive Common Stock (i) in exchange for a payment in cash of the $11.50 per warrant price, or (ii) on a “cashless” basis in which case the exercising holder will receive a number of shares of Common Stock determined under the Warrant Agreement based on the redemption date and the redemption fair market value, as determined in accordance with the Warrant Agreement. The “redemption fair market value” is based on the average last price per share of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent. In accordance with the Warrant Agreement, exercising holders will receive 0.2526 of a share of Common Stock for each Warrant surrendered for exercise. If a holder of warrants would be entitled to receive a fractional share of stock as a result of warrants exercised at one time, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.
Holders wishing to exercise their warrants should follow the procedures described in the Notice of Redemption and the Election to Exercise form included with the notice. Holders of warrants held in “street name” should immediately contact their brokers to determine exercise procedures. Since the act of exercising is voluntary, holders must instruct their brokers to submit the warrants for exercise.
Termination of Warrant Rights
Any outstanding Energy Vault Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, except to receive the Redemption Price or as otherwise described in the Notice of Redemption.
How to redeem
The shares of common stock underlying the Public Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form S-1, as amended, with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-262720). Exercise of Public Warrants should be directed through the broker of the warrant holder. In addition to the broker, questions may also be directed to Morrow Sodali at (800) 662-5200 (for individuals) / (203) 658-9400 (for banks and brokerages) or at nrgv@info.morrowsodali.com. Or contact Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department, Telephone Number (212) 509-4000.

Additional information can be found on Energy Vault’s Investor Relations website:
https://investors.energyvault.com/
About Energy Vault
Energy Vault develops and deploys turnkey sustainable energy storage solutions designed to transform the world’s approach to utility-scale energy storage in realizing decarbonization while maintaining grid resiliency. The company’s proprietary energy management system and optimization software suite is technology agnostic in its ability to orchestrate various generation and energy storage resources to help utilities, independent power producers and large industrial energy users to significantly reduce their levelized cost of energy while maintaining power quality and grid reliability. Energy Vault’s EVx™ gravity energy storage system utilizes eco-friendly materials with the ability to integrate waste materials for beneficial re-use. Energy Vault is facilitating the shift to a circular economy while accelerating the clean energy transition for its customers. For additional information, please visit: www.energyvault.com
No Offer or Solicitation
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Forward-Looking Statements
This press release contains forward-looking statements that involve risks, uncertainties, and assumptions including statements regarding our future expansion, deployments, capabilities and capital resources. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: risks related to the rollout of Energy Vault’s business and the timing of expected business milestones, developments and changes in the general market, the continuing impact of COVID-19, political, economic, and business conditions, our limited operating history as a public company, whether MOUs and other strategic investments will result in future revenues, sufficiency of cash to support the company’s expansion plans, the fact that the company has no committed revenue for future periods and risks affecting our partnerships and customers. Additional risks and uncertainties that could affect our financial results are included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2022, which is available on our website at investors.energyvault.com and on the SEC's website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.
Contacts
Investors
energyvaultIR@icrinc.com
Media
media@energyvault.com